SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 2nd,  2013

FOR IMMEDIATE RELEASE

 TOP-TIER NETWORKING GIANT TO STANDARDIZE ON SILICOM’S SETAC
MODULES FOR ITS NEXT-GENERATION APPLIANCES

– Together with Currently-Used SETAC Kits, the Potential of Sales to This Customer May
Now Reach Several Million Dollars Per Year -

KFAR SAVA, Israel— April 2, 2013, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of the world’s largest networking companies, which for the past 18 months has been using Silicom’s SETAC SErver To Appliance Converter kits in several network appliance product lines, has now also standardized on Silicom’s SETAC modules for its next-generation appliances. The Company expects this decision to boost this customer’s purchases of SETAC products to up to several million dollars per year.

“We are proud that this premier networking leader views Silicom products as strategic enablers, as evidenced by its design of more and more Silicom solutions into its growing portfolio of advanced network appliances,” commented Shaike Orbach, Silicom’s President and CEO. “When they became one of our first volume users of SETAC kits, we indicated that they could become volume users also of our SETAC modules, and this has now become the case. We fully expect that their use of our solutions will further increase in the years to come, representing a reliable and continuously growing revenue driver for our Company.”

Mr. Orbach added, “The fact that this customer’s usage of SETAC products has moved into the use of SETAC Modules in line with our predictions 18 months ago – together with the steady growth in the number of our SETAC wins to other customers - confirms our ‘read’ of the market and our understanding of its true needs. This insight, more than any other advantage, continues to be the key to our success, assuring that we apply our considerable technology and agility assets to the most vexing pain points of some of the industry’s largest players. We are confident that this ability will enable us to continue accelerating our growth in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com